NYSE: VZLA    TSX-V: VZLA

FOR IMMEDIATE RELEASE	April 1, 2024

VIZSLA SILVER ISSUES RESTRICTED SHARE UNITS

Vancouver, British Columbia (April 1, 2024) - Vizsla Silver Corp. (TSX-V: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") announces that, pursuant to the Company's Omnibus Equity Incentive Compensation Plan, it has granted 318,000 restricted share units (each, an "RSU") to an officer of the Company. The RSUs will vest in three equal annual installments commencing on the first anniversary of the grant date.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 350,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver is focused on derisking the resource base located in the western portion of the district ahead of a development decision. Additionally, Vizsla Silver has budgeted +65,000 metres of resource/discovery-based drilling designed to upgrade and expand the Project's mineral resource, as well as test other high priority targets across the district.

Contact Information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer

Tel: (604) 364-2215

Email: info@vizslasilver.ca

Website: www.vizslasilvercorp.ca